Crimson Wine Group, Ltd.

5901 Silverado Trail

Napa, CA 94558

January 30, 2013

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. David Link

    Re:  Crimson Wine Group, Ltd.
Registration Statement on Form 10-12G
Initially Filed December 7, 2012
File No. 000-54866

Dear Mr. Link:

In connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Registration Statement on Form 10-12G of Crimson Wine Group, Ltd. (the “Company”), filed initially with the Commission on December 7, 2012, and the subsequent amendments thereto, the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (707) 257-4738 if you require further information.

Sincerely,

/s/ Patrick M. DeLong

Patrick M. DeLong
Chief Financial & Operating Officer